UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  June 5, 2014

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____        Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: June 5, 2014	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 14-14-TR	Date:	June 5, 2014

Teck Files Report on Red Dog Pipeline

Vancouver, B.C.  – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today that its subsidiary Teck Alaska Incorporated (“Teck Alaska”), operator of the Red Dog Mine near Kotzebue Alaska, has made a filing with the U.S. District Court for Alaska outlining the findings of extensive study into a proposed 52-mile pipeline which would direct effluent from Red Dog Creek to the Chukchi Sea. Based on that study, Teck Alaska has informed the court it is exercising its option not to build the pipeline.

The effluent pipeline study was conducted under a 2008 Settlement Agreement and Consent Decree, which resolved litigation under the Clean Water Act. Under the agreement, Teck Alaska agreed to review the feasibility of constructing a pipeline to carry effluent from the Red Dog Mine along the DeLong Mountain Transportation System (“DMTS”) to a marine discharge at or near the DMTS port site.

Teck Alaska conducted engineering, geotechnical, environmental and other studies to look at various pipeline options at a cost of $1.7 million. That work determined that an underground pipeline is not a technically feasible option because it would be vulnerable to breakage due to ground movement caused by seasonal ground freezing and thawing. Engineering and environmental studies determined that an above-ground pipeline is also not a viable option. While potentially technically feasible, there were no demonstrable environmental benefits, rather it was determined that there would be increased environmental risks and impacts associated with pipeline construction and operation, energy use and emissions, and potential effects on caribou migration. Further, the estimated US$261 million capital cost of an above-ground pipeline would be prohibitive. As stipulated in the Consent Decree, Teck will pay a civil penalty of $8 million in connection with the decision not to construct the pipeline.

Red Dog currently releases water to Red Dog Creek that is treated at an on-site facility to meet the strict requirements of an Alaska Department of Environmental Conservation discharge permit and is fully protective of both human health and the environment.

“Following extensive environmental and technical study, it is clear that a pipeline is not a viable option,” said Henri Letient, General Manager, Red Dog Operations. “More importantly, there is no clear environmental benefit to building a pipeline, as the treated water currently being released to Red Dog Creek meets stringent permit requirements and is fully protective of aquatic and human health. In fact, the creek is demonstrably healthier than it was before mining commenced, supporting a thriving fish population because of our water treatment program.”

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at: www.teck.com.

Investor Contact:
Greg Waller
Vice-President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com